UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Eng Yong Julius Toh, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore, 609927

Telephone: +65 6518 4887

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 22, 2026, VS MEDIA Holding Limited (the “Company”) issued a press release announcing “VS Media Enters the AI Smart Living Sector to Explore New Growth Opportunities.” The press release is furnished herewith as Exhibit 99.1.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release issued on May 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2026	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Eng Yong Julius Toh
	Name:	Eng Yong Julius Toh
	Title:	Chief Executive Officer